

Mail Stop 3720

March 7, 2017

Carl T. Camden
Chief Executive Officer
Kelly Services, Inc.
999 West Big Beaver Road
Troy, Michigan 48084

Re: **Kelly Services, Inc.**
        Registration Statement on Form S-3
        Filed March 3, 2017
        File No. 333-216428

Dear Mr. Camden:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Craig A. Roeder, Esq.
        Baker & McKenzie LLP